April 4, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Washington, DC 02549

RE:	Dune Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 12, 2013
File No. 333-186088
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed March 8, 2013
File No. 333-179687

Dear Mr. Schwall,

We have received the Securities and Exchange Commission’s letter of March 28, 2013 regarding the registration statements of Dune Energy, Inc. (the “Company”). We have reviewed your comments and wish to provide you notice of our responses, which were filed in an amendment to each registration statement on the date hereof.

With respect to comment No. 1, the Company has included the accurate number of outstanding shares in an amendment to each registration statement, as of the date of each such amendment.

With respect to comment No. 2, the Company has obtained and filed with each of the registration statements (i) an updated consent of MaloneBailey, LLP that references the audit report dated March 8, 2013 with respect to the audited consolidated financial statements for the years ended December 31, 2012 and December 31, 2011 and (ii) an updated consent from DeGolyer and MacNaughton.

Thank you for your consideration in this matter.

Sincerely,

/s/ James A. Watt

James A. Watt
President and Chief Executive Officer

cc:	Karina V. Dorin
Laura Nicholson